United States Securities and Exchange Commission
Washington, DC  20549
Schedule 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934




Syntellect Inc.
(Name of Issuer)


Common Stock, $.01 par value
(Title of class of securities)


87161-L-10-5
(Cusip #)




Ralph Cusick
4815 Ft. Sumner Drive
Bethesda, MD
(301) 229-2626
(Name, address, and telephone number of person authorized to receive notices and communications)



September 5, 2002
(Date of event which requires filing)



Schedule 13D Amendment


Cusip Number-	87161-L-10-5						Page 2 of 5

(1)	Names of reporting persons---I.R.S. Identification Numbers
of Above Persons:

Ralph A. Cusick Jr.


(2)	Check the appropriate box if a member of a group

N/A

(3)	SEC Use Only

(4)	Sources of Funds

PF

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):

N/A

(6)	Citizenship or Place of Organization

 	USA

(7)	Number of Shares Sole Voting Power

      595,000

(8)	Shared Voting Power

 	90,000  (wife, Jacquelin A. Cusick)

      (9)	      Sole Dispositive Power

	595,000

      (10)     Shared Dispositive Power

	 90,000 (wife, Jacquelin A. Cusick)



Schedule 13D Amendment


Cusip Number:  87161-L-10-5						Page 3 of 5



(11)	Aggregate amount beneficially owned by each reporting person

705,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
N/A
(13)	Percent of Class Represented by Amount in Row
     6.2% (based on 11,369,000 shares outstanding as
	of August 14, 2002)
(14)	Type of Reporting Person
IN


Item 1.		Security and Issuer

	This Schedule 13D relates to shares of Common Stock,
$.01 par value, of Syntellect, Inc., a Delaware corporation
("Issuer"). The principal executive offices of Issuer are located at 15810 North 28th Avenue, Phoenix, Arizona 85023.

Item 2.		Identity and Background

a.	Ralph A. Cusick, Jr.

b.	4815 Sumner Drive Bethesda, MD  20816

c.	Retired

d.	No criminal convictions during the last five years

e.	No civil proceedings during the last five years

f.	United States Citizen


Schedule 13D Amendment


Cusip Number:  87161-L-10-5						Page 4 of 5



Item 3.		Source and amount of funds or other consideration

Purchase was made of 10,000 shares on September 6, 2002
for $2,945.25 and 10,000 shares on September 5, 2002 for $2,945.25 with personal funds.


Item 4.		Purpose of transaction

The purchase of Common Stock on September 6, 2002 was acquired for investment purposes only.

Item 5.		Interest in securities of the issuer

a.	705,000 shares are owned representing 6.2% of
	the Issuer's issued and outstanding shares (based on 11, 369,000 shares outstanding on August 14, 2002)

b.	Ralph A. Cusick, Jr. is the sole beneficial owner of the
	securities identified in subsection (a) above, except that he owns 90,000 of those shares of the common stock jointly with his wife.

c.	The following transactions in the Common Stock
	were effected within the 60 days prior to September 6, 2002:

Name		   Date		# of shares	$ per share	Nature

Ralph and 	    9/5/02	10,000		$0.28		Open market purchase
Jacquelin Cusick

Ralph and 	    9/6/02	10,000		$0.28		Open market purchase
Jacquelin Cusick









Schedule 13D Amendment


Cusip Number:  87161-L-10-5					Page 5 of 5


d.	No other person other than Ralph A. Cusick Jr. has the
right to receive or the power to direct the receipt of dividends from the shares of common stock held or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

e.	Not applicable

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of issuer

Except as described above there are no contracts, arrangements, understandings or relationships with respect to any securities of issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.		Material to be filed as exhibits

	N/A

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 13, 2002

/s/	Ralph A. Cusick, Jr.


	Ralph A. Cusick, Jr.